Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF SECOND RESTATED CERTIFICATE OF INCORPORATION
OF IVOW, INC.

(Pursuant to Section 242 of the

Delaware General Corporation Law)

iVOW, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, by its duly authorized officers, does hereby certify:

FIRST:  That the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to effect a reverse stock split (the “Reverse Split”) of the Corporation’s issued and outstanding Common Stock at a ratio of 10:1.  To this end, the Board of Directors has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Second Restated Certificate of Incorporation to effect the Reverse Split; and (ii) declaring such amendment to be advisable for the Corporation and its stockholders and within the discretion granted to the Board of Directors by the stockholders.

SECOND:  That the stockholders of the Corporation have authorized and approved the Reverse Split in accordance with Section 216 of the Delaware General Corporation Law.

THIRD:  That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

FOURTH:  That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH:  That upon the effectiveness of this Certificate of Amendment of Second Restated Certificate of Incorporation, and at such time section (A) of Article IV of the Second Restated Certificate of Incorporation shall be amended such that, as amended, said section shall read in its entirety as follows:

“(A)        This Corporation is authorized to issue two classes of stock, denominated “Common Stock” and “Preferred Stock.”  The Common Stock shall have a par value of $0.01 per share and the Preferred Stock shall have a par value of $0.01 per share.  The total number of shares of Common Stock that this Corporation is authorized to issue is Seventy Million (70,000,000), and the total number of shares of Preferred Stock that this Corporation is authorized to issue is Five Million (5,000,000), which shares of Preferred Stock shall be undesignated as to series.  Upon this amendment of this Article IV (the “Effective Time”), each ten (10) shares of the Common Stock, par value $0.01 per share, of the Corporation issued and outstanding or held in treasury shall be reclassified as and changed into one (1) share of Common Stock, par value $0.01 per share, of the Corporation, without any action by the holders thereof.  In lieu of any fractional shares to which a holder of shares of Common Stock of the Corporation would be otherwise entitled, the Corporation shall pay in cash an amount equal to such fractional interest multiplied by the sale price of the Common Stock as last reported on The Nasdaq SmallCap Market on the day immediately prior to the Effective Time.”

SIXTH: The effective time of the amendments herein certified shall be October 11, 2005, at 8:00 a.m. EDT.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Second Restated Certificate of Incorporation to be executed by Michael H. Owens, its President and Chief Executive Officer, this 6th day of October, 2005.

iVOW, INC.

By:	/s/ Michael H. Owens
Michael H. Owens
President and Chief Executive Officer